UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         INTERMETRO COMMUNICATIONS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)


                                  45882 L 10 1
                                 (CUSIP Number)


                                 Mark Richardson
                             Richardson & Associates
                          233 Wilshire Blvd, Suite 800
                             Santa Monica, CA 90401
                                 (310) 393-9992
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 29, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
                                                      --------------------------
                                                               Page 2 of 4 Pages
                                                      --------------------------
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1        NAME OF REPORTING PERSON:   Douglas LeRoy Benson


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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [   ]
                                                                       (b) [xx ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS   PF

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [   ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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         Number of          7        SOLE VOTING POWER          4,013,091
          Shares            ----------------------------------------------------
       Beneficially         8        SHARED VOTING POWER        0
         owned by           ----------------------------------------------------
           Each             9        SOLE DISPOSITIVE POWER     4,013,091
         Reporting          ----------------------------------------------------
          Person            10       SHARED DISPOSITIVE POWER   0
           with

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,013,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [   ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON   IN
--------------------------------------------------------------------------------

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                                                               Page 3 of 4 Pages
                                                      --------------------------

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to shares of common stock of InterMetro Communications, Inc, a Nevada corporation ("the Company"). The address of the principal executive offices of the Company is 2685 Park Center Drive, Bldg. A, Simi Valley, CA 93065

Item 2.  Identity and Background.

         Name:                      Douglas LeRoy Benson
         Business Addr:             11933 Lake Chapin Road
                                    Berrien Springs, MI 49103

         Principle Occupation:      Retired Physician
         Citizenship:               U.S.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person used personal funds to purchase the Company's securities. The Reporting Person acquired a total of 3,643,397 shares in connection with a business combination between the Company and its predecessor. His original purchase price for the securities was $591,313.71. Stock options for the purchase of an aggregate of 369,694 shares were granted to the Reporting Person by the Company's predecessor as incentive compensation. See also the information in Item 5, which is hereby incorporated herein by reference.

Item 4.  Purpose of Transaction.

         The Reporting Person acquired the Company's securities for investment purposes. The Reporting Person serves as a director of the Company and, in such capacity only, may be involved in matters described in paragraphs (a) through
(j) of item 4 to Schedule 13D. Except as stated herein, the Reporting Person has no present intention to engage in any of the matters contemplated by paragraphs
(a) through (j) of Item 4 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         As of December  29,  2006,  the date which  required the filing of this
Schedule 13D, the Reporting Person beneficially owned an aggregate of 3,982,283 shares of the Company's Common Stock, including an aggregate of 338,886 shares subject to options and warrants that were exercisable within sixty days, representing 6.6% of the Company's outstanding Common Stock as of December 31, 2006, based on 59,575,194 shares outstanding on 12/31/06 as reported in the Company's Form 10-KSB filed on 04/17/07.

         As of the date of this Schedule, the Reporting Person beneficially owns an aggregate of 4,013,091 shares of Common Stock, including 369,694 subject to options and warrants that are exercisable within 60 days, representing 5.7% of the Company's outstanding Common Stock as of May 15, 2009, based on 69,563,901 shares outstanding on 5/15/09 as reported in the Company's Form 10-Q filed on May 20, 2009.

         The information set forth in response to Items 7 through 10 of the cover page of this Schedule 13D is hereby incorporated herein by this reference.

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                                                               Page 4 of 4 Pages
                                                      --------------------------


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of the Company, other than as described in this statement on Schedule 13D.


Item 7.  Material to be Filed as Exhibits.

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           Dated:  July 20, 2009

                                           /s/ Douglas L. Benson
                                           ---------------------------
                                           Name:  Douglas LeRoy Benson